UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     May 2011
Commission File Number:  ....001-10691.......

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                  Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                                                        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 May 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces total voting rights for April 2011. (03 May 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 May 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 May 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 May 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 May 2011)	Announcement Company announces variable rate fix. (19 May 2011)
Announcement Company releases Interim Management Statement. (05 May 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 May 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 May 2011)	Announcement Company announces operating model review and changes to the Executive Committee. (25 May 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 May 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 May 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer and Mr Anderson inform the Company of their beneficial interests.
(10 May 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 May 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 May 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 May 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 May 2011)	Announcement Company announces total voting rights. (31 May 2011)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 22 June 2011	By:	/s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:18 03-May-2011
Number	11418-E5D7

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

As at 28 April 2011 the Company's issued capital consists of 2,753,986,168 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 250,983,189 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,503,002,979 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

3 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:20 03-May-2011
Number	11419-2EBF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 69,213 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,913,976 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,072,192.

J Nicholls
Deputy Company Secretary

3 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:24 04-May-2011
Number	11524-1775

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 28,246 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,885,730 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,100,438.

J Nicholls

Deputy Company Secretary

4 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	07:00 05-May-2011
Number	9711F07

RNS Number : 9711F
Diageo PLC
05 May 2011

Interim Management Statement for the nine months ended 31 March 2011

Diageo delivers 7% organic net sales growth in Q3

In the quarter ended 31 March 2011 Diageo delivered organic net sales growth of 7% against the comparable period with volume up 2%.

In the nine months ended 31 March 2011 net sales increased 5% on an organic basis against the comparable period and volume was up 3%. Organic net sales growth by region  was:

●	North America 3%
●	Europe (3)%
●	International 14%
●	Asia Pacific 9%

On a reported basis net sales grew by 3% in the quarter ended 31 March 2011 and by 2% in the nine months ended 31 March 2011, against the comparable prior period in each case.

Net assets were £5,407 million at 31 March 2011, compared with £5,650 million at 31 December 2010. The accrual for the interim dividend, partially offset by profit for the period, were the only material changes in the financial position of the group in the quarter. Profit for the period included an exceptional charge amounting to £54 million for increased liabilities for ongoing excise tax disputes in Turkey and Thailand, partially offset by a reduction in the provision for corporate tax liabilities following settlement with tax authorities. Net borrowings were £7,062 million at 31 March 2011 having been £7,010 million at 31 December 2010.

Foreign exchange movements are currently expected to increase operating profit for the year ending 30 June 2011 by £25 million against the prior year. This represents a reduction of approximately £30 million against the guidance given at the time of the interim results and is mainly as a result of the weakness of the US dollar against sterling.

Paul Walsh, Chief Executive of Diageo commented:

'Trading in the third quarter was in line with our expectations that the second half would be stronger than the first.
'In North America consumer trends are improving, albeit modestly, and Diageo's scotch, vodka and tequila brands performed strongly in the quarter. Better mix and lower discounts offset volume decline to drive top line growth. Overall trading in Europe continues to be challenging although in the quarter stronger price/mix in Great Britain and Russia offset weaker price/mix in Ireland and Greece and a deterioration of the on trade in Spain. Further improvement in price/mix in both International and Asia Pacific in the quarter were driven by the continuing strength of our scotch brands especially around Chinese new year, improving trends for our beer brands in Africa, especially in Nigeria, and stronger growth in South Africa and Australia.
'This overall improving trend is the result of our focus on our priority brands and our strengths in market. We remain confident that our up weighted marketing investment together with the increased investment we have made in emerging markets in the year will continue to deliver improving performance.'
ENDS

 Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

Investor enquiries to:	Nick Temperley	+44 (0) 20 8978 4223
	Sarah Paul	+44 (0) 20 8978 4326
	Kelly Padgett	+1 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528
	Rowan Pearman	+44 (0) 20 8978 4751
media.comms@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:18 06-May-2011
Number	11418-EC00

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 10,173 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,875,557 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,110,611.

J Nicholls

Deputy Company Secretary

6 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:45 09-May-2011
Number	11244-682C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 6,668 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,868,889 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,117,279.

J Nicholls
Deputy Company Secretary

9 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:53 10-May-2011
Number	11453-3379

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the
Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 May 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 May 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	15

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 May 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	15

S Fletcher	15

D Gosnell	15

J Grover	15

A Morgan	15

G Williams	15

I Wright	15

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £12.66.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 May 2011 from Dr FB Humer, a director of the Company, that he had purchased 654 Ordinary Shares on 10 May 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £12.66.

3. It received notification on 10 May 2011 that Ronald Anderson, a PDMR had on 9 May 2011 received 2,465 Ordinary Shares upon the exercise of options under the Diageo UK Sharesave Scheme 2005.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depositary Share (ADS*) (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	31,744

PS Walsh	666,332

Name of PDMR	Number of Ordinary Shares

R Anderson	84,484 (of which 9,584 are held as ADS*)

N Blazquez	51,362

S Fletcher	95,039

D Gosnell	72,558

J Grover	154,519

A Morgan	150,407

G Williams	183,851 (of which 6,288 are held as ADS*)

I Wright	25,205

J Nicholls

Deputy Company Secretary

10 May 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:22 11-May-2011
Number	11521-CF2A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 61,204 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,807,685 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,178,483.

J Nicholls

Deputy Company Secretary

11 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:44 13-May-2011
Number	11444-69E6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 36,000 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,771,685 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,214,483.

J Nicholls

Deputy Company Secretary

13 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:55 17-May-2011
Number	11355-D2F4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 44,643 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,727,042 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,259,126.

J Nicholls

Deputy Company Secretary

17 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:22 18-May-2011
Number	11521-DBCB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 70,028 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,657,014 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,342,181.

J Nicholls

Deputy Company Secretary

18 May 2011

Company	Diageo PLC
TIDM	83JA
Headline	FRN Variable Rate Fix
Released	17:06 19-May-2011
Number	0519006381

LONDON--(BUSINESS WIRE)--

Re:	Diageo Plc

EUR 750,000,000.00

MATURING: 22-May-2012

ISIN: XS0301967757

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-May-2011 TO 22-Aug-2011 HAS BEEN FIXED AT 1.674000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 22-Aug-2011 WILL AMOUNT TO:
EUR 211.58 PER EUR 50,000.00 DENOMINATION

Diageo Plc

Source: Diageo Plc

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:05 20-May-2011
Number	11404-B950

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 56,555 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,600,459 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,398,736.

J Nicholls

Deputy Company Secretary

20 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Operating model review / changes to Exec Committee
Released	11:00 25-May-2011
Number	2543H11

RNS Number : 2543H
Diageo PLC
25 May 2011

25 May 2011
Diageo announces operating model review and changes to the
Executive Committee

Paul Walsh, Chief Executive Officer of Diageo, issued the following statement today:
'The regional variation in the pace of economic growth has created significant change and new opportunities for Diageo as a global business. In order to capture these opportunities Diageo has begun a review of our operating model across the business to ensure that all our resources are deployed closer to the market and in those areas where the potential for growth is greatest.
'This review will encompass changes to our regional structure and to the way we organise our central functions. Yesterday we announced an employee consultation process on significant changes which are proposed to our organisation in Europe. Today we have announced a change to the current configuration of our International region and from 1 July 2011 we will have two autonomous regions; Diageo Latin America and Caribbean and Diageo Africa. The significant contribution which the Diageo International organisation has made to the development of these two regions has created the platform from which this change can be made. Stuart Fletcher as President of Diageo International led the success of the region and has shaped the changes we are announcing today. With this accomplished Stuart has decided that this is the right time to leave Diageo. Stuart has been an outstanding colleague and while I am sad to see him leave Diageo I understand his ambition to use his considerable skill to lead a major organisation.
'As part of the change in how we organise our functions I have decided to put our central sales and commercial organisations within our in market companies. As Chief Customer Officer, Ron Anderson has built Diageo's strong capability in this area and these skills are now embedded. Ron has also decided to leave Diageo. Diageo is indebted to Ron for the impact he has had on the business over many years and we are sorry to see him go. Both Stuart and Ron will remain with Diageo until the transition process has been completed which is likely to be in the middle of F12.
'Over the next few months we will consult with our employees on further  changes to our operating model and I expect to make an announcement at our Prelims presentation in August as to the full extent of these changes. The main driver of these changes will be to focus on growth and create a more cost effective organisation. '
ENDS
Investor enquiries to:	Catherine James	+44 (0) 20 8978 2272
Investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528
	Rowan Pearman	+44 (0) 20 8978 4751
media.comms@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:36 25-May-2011
Number	11536-1C8E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 5,046 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,534,109 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,466,986.

J Nicholls

Deputy Company Secretary

25 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:39 27-May-2011
Number	11235-9D39

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,792 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,525,317 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,475,778.

J Nicholls

Deputy Company Secretary

27 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:28 31-May-2011
Number	11527-00C0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 28,959 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,496,358 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,504,737.

J Nicholls

Deputy Company Secretary

31 May 2011

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:32 31-May-2011
Number	11530-8A57

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

As at 28 April 2011 the Company's issued capital consists of 2,754,001,095 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 250,496,358 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,503,504,737 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 May 2011